June 10, 2009

U.S. Securities and Exchange Commission
Washington, D.C.  20549

RE:          Writers’ Group Film Corp.
Registration Statement on Form S-1
File No. 333-156832

To Whom It May Concern:

On June 10, 2009, we erroneously filed our Form S-1/A4 on Registration Number 333-147959.

We have re-filed the S-1/A4 under the correct registration number, which is 333-156832.

Please withdraw the S-1/A4 filed on June 10, 2009 under the wrong registration number (333-147959).

Thanks very much for your time and attention. Please feel free to contact me at our contact information above with any questions.

Sincerely,

Tal L. Kapelner
President

www.writersgroupfilmcorp.com   *   info@writersgroupfilmcorp.com